Angela M. Dowd
Partner

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	adowd@loeb.com

September 13, 2011

Daniel F. Duchovny
U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions

Re:	Response to PRER14A filed August 29, 2011
Filed by Harbin Electric, Inc.
File No. 001-33276

Dear Mr. Duchovny:

We are submitting this correspondence in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on September 8, 2011 (the “Staff’s Letter”).  The discussion below reflects our response to each of the comments made in the Staff’s Letter.

Comment #1:

1.
We note your responses to prior comments 1 and 2.  We do not necessarily agree with your analysis of the non-applicability of Item 1015 of Regulation M-A to this Big Four Due Diligence Report.  As a result, please provide us supplementally with a copy of the Big Four Due Diligence Report referenced in our prior comments.  Also, please tell us what are the “very limited and specific circumstances” under which you would be allowed to disclose the report without E&Y's prior written consent.  Finally, please tell us, with a view toward revised disclosure, why you deleted E&Y’s name from the disclosure in this section and replaced with a reference to a “Big Four Accounting Firm.”  We may have further comment.

Response:

The engagement letter dated December 16, 2010 between Ernst & Young (China) Advisory Limited and the Special Committee of the Board of Directors of Harbin Electric, Inc. provides that the Special Committee of the Board of Directors of Harbin Electric, Inc. may not disclose the E&Y Report or any portion of the E&Y Report or refer to E&Y or to any other E&Y Firm in connection with its vendor due diligence services (the “Services”) except: (a) to its lawyers who may use it only to give the Special Committee advice regarding the Services; (b) to the extent, and for the purposes required by subpoena or other similar legal process, of which the Special Committee will promptly notify E&Y; (c) to other persons (including affiliates of the Special Committee) with E&Y’s prior written consent, who have executed an access letter; or (d) to the extent that it contains Tax Advice, as set forth in Section 13 of the engagement letter.

Daniel F. Duchovny
September 13, 2011

Per the Staff’s request, the Company has provided the Staff with a copy of the E&Y Report supplementally.  Please be advised that, following receipt of the Staff’s September 8, 2011 letter, the Special Committee and the Company notified E&Y of the Staff’s request for a copy of the E&Y Report, advised E&Y that they intended to comply with the Staff’s request and advised E&Y that the Special Committee and the Company believed that they were permitted to comply with the Staff’s request pursuant to clause (b) set forth above and in the December 16, 2010 engagement letter.  E&Y has notified the Special Committee and the Company that it does not agree with the position that the E&Y Report may be provided to the Commission in response to the Staff’s request without E&Y’s prior written consent and has advised the Special Committee and the Company that E&Y will not provide such consent.

The Company replaced E&Y’s name with a reference to a “Big Four Accounting Firm” in various places in the “Background of the Merger” section of the proxy statement because E&Y objected to the use of its name in the proxy statement.

Comment #2:

2.
Please revise the description of the bidding process conducted by the special committee generally to include the information appearing on page 9 of the Morgan Stanley presentation dated June 19, 2011 (relating to the potential bidders’ views of management’s willingness to conduct a due diligence process that allowed bidders to make informed proposals).

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  Please refer to page 20 of the preliminary proxy statement for the relevant disclosure, which is as follows (new language in bold; deletions not shown):

On January 20, 2011, the Special Committee met telephonically with its independent legal and financial advisors to discuss the eight indications of interest Morgan Stanley had received from potential bidders (Bidders #1 through #8), and to begin determining which of the potential bidders should be invited to continue to the next phase of the Special Committee’s process.  The Special Committee discussed with its independent legal and financial advisors how the uniformity in the bid letters created great difficulty in distinguishing among them.  Each letter proposed a $24.00 per share cash price, had substantially similar proposals with respect to financing a transaction, and all but one explicitly envisioned a significant role for Mr. Tianfu Yang in any transaction.  The Special Committee asked numerous questions of its independent legal and financial advisors in an effort to distinguish meaningfully among the bids and bidders.  Morgan Stanley informed the Special Committee that certain parties had noted during the process that it would be difficult to conduct diligence without management support and access to confidential information which the Company’s management was unwilling to share with strategic parties due to concerns about providing sensitive data to competitors.  After much discussion, the Special Committee concluded that given the central operating and strategic role Mr. Tianfu Yang currently plays at the Company (and that he would be expected to play by potential bidders at the Company following the merger), the Special Committee needed to seek Mr. Tianfu Yang’s direct input on the eight potential bidders as potential partners to enable the Special Committee to effectively narrow the pool of bidders.  The Special Committee authorized Mr. Plowman to contact Mr. Tianfu Yang and solicit this input from him.

Daniel F. Duchovny
September 13, 2011

Comment #3:

3.	We note your response to prior comment 3 in our August 19, 2011 letter. Please describe the investment funds from whom Mr. Yang received indications of interest.

Response:

As requested, the disclosure in the preliminary proxy statement on page 13 has been amended to clarify that Mr. Yang does not know or recall the names of the investment funds from whom Mr. Yang received indications of interest.  These calls were unsolicited inquiries from investment funds with which Mr. Yang had no prior relationships.  Mr. Yang does not recall the names of the investment entity personnel who made these calls or the names of the investment funds that these persons represented.

Comment #4:

4.	We note your response to prior comment 4. Please revise your disclosure further to describe the results of Morgan Stanley’s investigations.

Response:

The on-site investigations conducted by Morgan Stanley were part of Morgan Stanley's customary client due diligence process.  The disclosure in the preliminary proxy statement has been amended to clarify this.  Please refer to page 16 of the preliminary proxy statement for the relevant disclosure, which is as follows (new language in bold; deletions not shown):

On November 4, 2010, representatives of Morgan Stanley performed customary on-site client due diligence at the Company’s Harbin facility, meeting with Mr. Tianli Yang, Mr. Zedong Xu, Mr. Yuli He, Ms. Amy Shi, and Mr. Xiang Ji.  The on-site client due diligence consisted of a site tour of the Harbin facility and in-person meeting with representatives of the Company to discuss the facility’s business and operations.

On November 9, 2010, representatives of Morgan Stanley performed customary on-site client due diligence at the Company’s Xi’an facility, meeting with Mr. Zhenggang Dou and Mr. Tao Yuan.  The on-site client due diligence consisted of a site tour of the Xi’an facility and in-person meeting with representatives of the Company to discuss the facility’s business and operations.

Daniel F. Duchovny
September 13, 2011

On November 10, 2010, representatives of Morgan Stanley performed customary on-site client due diligence at the Company’s Shanghai facility, meeting with Ms. Lanxiang Gao.  The on-site client due diligence consisted of a site tour of the Shanghai facility and in-person meeting with representatives of the Company to discuss the facility’s business and operations.

Comment #5:

5.
We note in the entry for January 20, 2011 (page 20) that all eight proposals received by the special committee were very similar in price offered (all were at $24 per share), financing of the transaction and the extent of Mr. Yang’s participation in the company subsequent to a transaction.  We also note that the special committee discussed the difficulty of distinguishing among the proposals given these similarities.  Please disclose whether the special committee is aware of any reasons for the proposals to have been so similar.  Did the special committee or its advisors indicate to potential bidders any of the expected terms of any proposal?  Did the committee members discuss these matters with any representative or individual related to the bidders?

Response:

The disclosure in the preliminary proxy statement has been amended by the addition of a new entry immediately following the entry referenced in the Staff’s comment.  Please refer to page 20 of the preliminary proxy statement for the relevant disclosure, which is as follows:

With respect to the similarity in the proposals, the Special Committee was unaware of any reason why the proposals had been so similar, as no member of the Special Committee, nor any of its advisors, had made any indications to potential bidders regarding any expected terms of any proposal, or discussed such matters with any representative or individual related to any potential bidder.

Comment #6:

6.
We note, in the last paragraph on page 22, that Mr. Yang, as of February 18, 2011 expressed “interest in having Bidder #1 (Abax) as part of any deal.”  Please revise your disclosure to describe why Mr. Yang had such an interest with respect to Abax and why he had no such interest as to any other then-remaining bidder.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  Please refer to page 22 of the preliminary proxy statement for the relevant disclosure, which is as follows (new language in bold):

Daniel F. Duchovny
September 13, 2011

On February 28, 2011, the Special Committee met telephonically with Mr. Tianfu Yang, Ms. Shue (as interpreter), and a representative of Morgan Stanley to receive an update from Mr. Tianfu Yang regarding his efforts to obtain financing from China Development Bank for a potential transaction. Mr. Tianfu Yang informed the Special Committee that China Development Bank was moving forward with the process of approving financing documents for a potential transaction, and no obstacles to obtaining funding from the bank were foreseen at that time. Mr. Tianfu Yang also commented on the six potential bidders still participating in the Special Committee’s process , expressing interest in having Bidder #1 (Abax) as part of any deal, wondering whether Bidders #2, #5, and #7 would be willing to team up with Bidder #1, noting Bidder #4 was planning to drop out of the process, and expressing concerns regarding Bidder #8’s sources of financing and limited experience with transactions of this type.  According to Mr. Tianfu Yang, his desire to have Abax as part of any transaction was based on his view that Abax’s participation would provide additional certainty to the transaction as compared with that of other potential investors because Abax had an established relationship with the Company as a long-term investor, had demonstrated commitment to the Company in the past and had consistently and constructively supported the Company’s development strategies during its time as an investor in the Company.

Comment #7:

7.	Please revise the disclosure on page 23 to describe the circumstances of bidder #7’s withdrawal from the special committee’s process.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  Please refer to page 23 of the preliminary proxy statement for the relevant disclosure, which is as follows (new language in bold):

Since Bidders #2 and #7 had withdrawn from the Special Committee’s process, on April 9, 2011, the Special Committee met telephonically with its independent financial and legal advisors to determine what next steps to take given the fact that only Mr. Tianfu Yang and Abax remained in the Special Committee’s process.  Morgan Stanley informed the Special Committee Bidder #7 had withdrawn from the Special Committee’s process due to Mr. Tianfu Yang’s unwillingness to partner with anyone other than Abax.  By this point in time, the Special Committee believed a transaction that did not involve Mr. Tianfu Yang was very unlikely to be successful.  Virtually every potential bidder had indicated as such, due to his history with the Company, his central role to the Company’s business, his leadership regarding strategic direction, and his strong relationships with the Company’s customer base.  Further, in Mr. Tianfu Yang’s declaration in his SEC Schedule 13D that he filed on October 12, 2010, he stated that he intended to remain the largest holder of the common stock of the Company over the long term, whether or not any transaction was consummated.  The Special Committee took Mr. Tianfu Yang’s statement in his Schedule 13D filing that he intended “to remain the largest holder of the Common Stock over the long term, whether or not the possible acquisition discussed [in the Schedule 13D were successful]” as indicative of his intent to continue to own a substantial block of the Company’s common shares in the future.  However, the Special Committee was not convinced by such disclosure that Mr. Tianfu Yang would not soften his position, given the variety of circumstances that could at that time yet develop during the Special Committee’s process, and when discussing the process of identifying potential bidders in November 2010 and afterwards, directed Morgan Stanley to explore alternatives to the Baring-Yang proposal, including identifying and contacting potential bidders interested in acquiring 100% of the Company, independent of Mr. Tianfu Yang.

Daniel F. Duchovny
September 13, 2011

Comment #8:

8.	We note your response to prior comment 12. Please expand the revised disclosure to describe the referenced assumptions.

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  Please refer to page 25 of the preliminary proxy statement for the relevant disclosure, which is as follows (new language in bold):

On May 3, 2011, representatives of Lazard held a discussion with Mr. Tianfu Yang regarding the April 2011 Case.  This meeting between Lazard and Mr. Tianfu Yang represented Lazard’s first full opportunity to hear Mr. Tianfu Yang’s views on the Company’s business, its strategic direction, as well as management’s financial projections.  At that meeting, Mr. Tianfu Yang described the model used to create the Company’s projections and noted that, in his view and in the view of Abax, assumptions relating to the Company’s ability to efficiently manage its costs as it scales up operations and the extent of escalating raw material prices led to projections that were likely a bit aggressive.

Comment #9:

9.
We note the responses to prior comments 13 and 14.  We also note that the special committee adopted Lazard’s analyses and opinions in support of its fairness determination (which was adopted itself by the company's board of directors).  Your responses reveal that the special committee determined not to rely on two of the six analyses presented by Lazard and deemed sufficiently material for disclosure.  Please explain how the special committee could adopt Lazard’s analyses when it decided to supersede Lazard’s analyses to such an extent.

Daniel F. Duchovny
September 13, 2011

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  Please refer to page 34 of the preliminary proxy statement for the relevant disclosure, which is as follows (new language in bold):

The Special Committee considered and expressly adopted the financial analyses and the opinions of Morgan Stanley and Lazard, among other factors considered, in reaching its determination as to the fairness of the transactions contemplated by the merger agreement. These analyses, including a discussion of the sensitivity analyses, are summarized below in the sections titled “Special Factors—Opinion of Morgan Stanley & Co. LLC” beginning on page 35 and “Special Factors—Opinion of Lazard Frères & Co. LLC” beginning on page 41. As part of making its determination regarding the fairness of the merger, the Special Committee concluded the incorporation of the sensitivity analyses into Morgan Stanley’s and Lazard’s valuation analyses was a reasonable basis for assessing the Company’s value in light of recent negative economic conditions, and their likely impact on the business and valuation of the Company. The Special Committee also considered, but did not quantify nor place any specific weight on, the Other Public Company Benchmarks-Trading Analysis conducted by Lazard. The Special Committee considered Lazard’s Other Public Company Benchmarks—Trading Analysis along with the other analyses provided by the Special Committee’s independent financial advisors (as mentioned above) but believed the unique character of the Company’s business and situation made comparisons to the other public companies referenced in that analysis not as useful as certain other analyses provided because those companies were not U.S.-listed, China-based companies. That was particularly the case with respect to the information relating to other public company comparables, because as noted elsewhere in this proxy statement, Lazard believes based on its professional judgment, that the U.S.-listed, China-based companies described are the most relevant comparable companies to the Company, rather than U.S.-listed, U.S.-based motor companies and Hong Kong-listed, China-based industrial companies.

Comment #10:

10.
We note the revisions made in response to prior comment 17.  It continues to be unclear why Lazard carried out the “Additional Analyses of the Company” (page 45) if they merely served as assumptions or observations but were not relied upon in reaching its fairness opinion.

Daniel F. Duchovny
September 13, 2011

Response:

The disclosure in the preliminary proxy statement has been amended to respond to the Staff’s comment.  Please refer to page 45 of the preliminary proxy statement for the relevant disclosure, which is as follows (new language in bold; deletions not shown):

The analyses and data described below were presented by Lazard to the Special Committee for informational purposes only, because they were not relied on by Lazard in determining the fairness of the merger consideration to be paid to the Company's stockholders in the merger.  As a general matter, Lazard believes that the additional information relating to the leveraged buyout analysis, the 52 week trading analysis and the premiums paid analysis primarily reflects illustrative assumptions or market observations and is therefore not a metric of intrinsic value.  With respect to the information relating to other public company comparables, Lazard believes based on its professional judgment that the U.S.-listed, China-based companies described above are the most relevant comparable companies to the Company rather than U.S.-listed, U.S.-based motor companies and Hong Kong-listed, China based industrial companies described below.

Comment #11:

11.
It has come to our attention that Abax Lotus made a $25 million loan to Hero Wave Investments.  With a view toward revised disclosure throughout the proxy statement, please provide us supplementally with a description of the timing of the loan and its terms.

Response:

As requested, the disclosure in the proxy statement on page 71 has been amended to reflect the Staff’s comment.  Please find below a description of the timing and main terms of the loan extended by Abax Lotus Ltd. (“Abax Lotus”), Abax Emerald Ltd. (“Abax Emerald”) and Abax Nai Xin B Ltd. (“Abax Nai Xin”), affiliates of Abax Global Capital, to Hero Wave Investments Limited (“Hero Wave”), a British Virgin Islands company beneficially owned by Mr. Tianfu Yang.

Pursuant to a loan agreement, dated as of September 28, 2007, between Hero Wave and Abax Lotus (the “Hero Wave Loan Agreement”), Abax Lotus extended a loan in the amount of $25,000,000 to Hero Wave, with the annual interest rate being the applicable LIBOR rate plus (a) 5.50% during the period prior to and including March 28, 2008 and (b) 7.00% thereafter.  The maturity date of the loan was March 23, 2008, which could be extended to November 23, 2008 in accordance with the terms of the Hero Wave Loan Agreement.

Pursuant to an assignment and assumption agreement, dated as of November 26, 2007, between Abax Lotus and Abax Emerald, Abax Lotus assigned its benefits, rights, duties and obligations as a lender under the Hero Wave Loan Agreement to Abax Emerald.  Pursuant to a transfer notice from Abax Emerald to Hero Wave, dated as of May 1, 2009, Abax Emerald assigned certain of its benefits, rights, duties and obligations as a lender under the Hero Wave Loan Agreement to Abax Nai Xin.

Pursuant to the amended and restated loan agreement (the “First Amended and Restated Loan Agreement”), dated as of November 5, 2009, among Hero Wave, Abax Emerald and Abax Nai Xin, Abax Emerald provided Hero Wave an additional $2,000,000 loan. According to the First Amended and Restated Loan Agreement, as of November 5, 2009, the outstanding balance of the principal amount under the Hero Wave Loan Agreement was $4,000,000.  The interest rate on the loan (including the existing loan and the new loan) was changed to the applicable LIBOR rate plus 8.25%. The maturity date of the loan (including the existing loan and the new loan) was also extended to March 31, 2010.

Pursuant to the second amended and restated loan agreement (the “Second Amended and Restated Loan Agreement”), dated as of March 11, 2010, among Hero Wave, Abax Emerald and Abax Nai Xin, Abax Emerald provided Hero Wave an additional $4,000,000 loan. According to the Second Amended and Restated Loan Agreement, as of March 11, 2010, the outstanding balance of the principal amount under the First Amended and Restated Loan Agreement was $6,000,000.  The interest rate on the loan (including the existing loan and the new loan) was changed to the applicable LIBOR rate plus 9.50% in respect of accruals on or after March 11, 2010.  The maturity date of the loan (including the existing loan and the new loan) was also extended to June 30, 2010.

Pursuant to the third amended and restated bridge loan agreement (the “Third Amended and Restated Loan Agreement”), dated as of July 26, 2010, among Hero Wave, Abax Emerald and Abax Nai Xin, Abax Emerald provided Hero Wave an additional $5,500,000 loan.  According to the Third Amended and Restated Loan Agreement, as of July 26, 2010, the outstanding balance of the principal amount under the Second Amended and Restated Loan Agreement was $10,000,000, for an aggregate outstanding loan balance at that time of $15,500,000.  The maturity date of the loan (including the existing loan and the new loan) was extended to December 31, 2010.

Pursuant to the fourth and fifth amendments to the Hero Wave Loan Agreement, dated as of December 20, 2010 and June 20, 2011 respectively, the maturity date of the loan was extended to June 30, 2011 and December 31, 2011 respectively. As of the date of this submission, the outstanding balance of the loan under the Hero Wave Loan Agreement (as amended, restated, amended and restated, supplemented or otherwise modified from time to time) is $15,500,000.

Daniel F. Duchovny
September 13, 2011

Sincerely,

/s/ Angela M. Dowd
Angela M. Dowd
Partner
Loeb & Loeb LLP